

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2024

Robert Hoglund
Chief Financial Officer
Consolidated Edison, Inc.
4 Irving Place
New York, New York, 10003

Re: Consolidated Edison, Inc.
Form 10-K for the Fiscal Year ended December 31, 2023
Filed February 15, 2024
File No. 001-14514

Dear Robert Hoglund:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023

Introduction , page 7

1. We note that columns utilized to present annual information in your reconciliations for non-GAAP measures on page 10 and within the various tables on pages 18 through 28 sequence from the earliest to most recent periods, reading left to right, which is not consistent with the sequence utilized in presenting tabular information throughout your financial statements and in recent earnings releases.

   Please modify your tabulations of numerical data either within the financial statements or outside of the financial statements as necessary to utilize a consistent chronological ordering of data to adhere to the guidance in SAB Topic 11:E.

Financial Statements
Note B Regulatory Matters
Other Regulatory Matters, page 128

2.   We note your disclosure regarding the inadvertent understatement of federal income tax expense for ratemaking purposes, indicating the Utilities accumulated significant income tax regulatory assets that were not reflected in rate plans for various periods and therefore reduced the amount of revenue collected from customers.

You disclose that the regulatory asset was $1,113 million and $18 million for CECONY and O&R, respectively, as of December 31, 2023, and that the Utilities have not accrued any liability related to this matter.

Please expand your disclosures as necessary to address the following points.

- Indicate the extent to which the understatement for ratemaking purposes correlates with an understatement in your calculation of federal income taxes due;

- Provide management's view on the likelihood of recovering the understatement of federal income tax expense through higher future rates;

- Explain how the understatement is reflected in the regulatory assets for CECONY and O&R, referenced from your disclosure above;

- Describe the circumstances that would cause you to record a liability or impair any portion of the regulatory assets associated with the understatement;

- Clarify whether the understatement for ratemaking purposes is encompassed within any of the uncertain tax positions disclosed on page 152.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Cannarella at 202-551-3337 or Jenifer Gallagher at 202-551-3706 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation